Exhibit 12.1

Voya Financial, Inc.

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2014	2013	2012	2011	2010
($ in millions)
Income (loss) before income taxes	$785.2	$758.1	$606.0	$277.8	$37.8
Less: Undistributed income (loss) from investees	7.7	23.7	9.0	(16.4)	9.7
Less: Net income (loss) attributed to noncontrolling interest that have not incurred fixed charges	131.5	64.1	95.9	143.9	67.1

Adjusted earnings before fixed charges(1)	646.0	670.3	501.1	150.3	(39.0)
Add: Fixed charges
Interest and debt issue costs(2)(3)	399.2	365.4	260.1	207.7	274.0
Estimated interest component of rent expense	10.2	11.9	9.3	10.6	11.3

Total fixed charges excluding interest credited contract owner account balance	409.4	377.3	269.4	218.3	285.3
Interest credited to contract owner account balance	1,991.2	2,088.4	2,248.1	2,455.5	2,560.6

Total fixed charges	$2,400.6	$2,465.7	$2,517.5	$2,673.8	$2,845.9

Total earnings and fixed charges	$3,046.6	$3,136.0	$3,018.6	$2,824.1	$2,806.9

Ratio of earnings to fixed charges(1)	1.27	1.27	1.20	1.06	NM

Total earnings and fixed charges excluding interested credited to contract owner account balance	$1,055.4	$1,047.6	$770.5	$368.6	$246.3

Ratio of earnings to fixed charges excluding interest credited to policyholder account balances(1)	2.58	2.78	2.86	1.69	NM

(1)	Earnings were insufficient to cover fixed charges at a 1:1 ratio by $39.0 million for the year ended December 31, 2010. This ratio is presented as “NM” or not meaningful.
(2)	Interest and debt issue costs include interest costs related to variable interest entities of $209.5 million, $180.6 million, $106.4 million, $68.4 million and $49.8 million for the years ended December 31, 2014, 2013, 2012, 2011 and 2010, respectively. Excluding these costs, as well as the earnings of the variable interest entities, would result in a ratio of earnings to fixed charges of 1.25, 1.24, 1.19, 1.04 and 1.01 for the years ended December 31, 2014, 2013, 2012, 2011 and 2010, respectively. Excluding these costs as well as the earnings of the variable interest entities would result in a ratio of earnings to fixed charges excluding interest credited to policyholder account balances of 3.70, 3.77, 3.81, 1.69 and 1.16 for the years ended December 31, 2014, 2013, 2012, 2011 and 2010, respectively.
(3)	Interest and debt issue costs excludes a $108.3 million loss related to the extinguishment of debt in 2010.